August 9, 2021 By SEDAR To: Autorité des marchés financiers (Québec), as Principal Regulator under the Passport System And to: Alberta Securities Commission British Columbia Securities Commission Financial and Consumer Affairs Authority of Saskatchewan Financial and Consumer Services Commission (New Brunswick) Northwest Territories Securities Office Nova Scotia Securities Commission Nunavut Securities Office Office of the Superintendent of Securities (Prince Edward Island) Office of the Superintendent of Securities (Yukon Territory) Office of the Superintendent of Securities Service Newfoundland and Labrador Ontario Securities Commission The Manitoba Securities Commission Re: Lightspeed Commerce Inc. (the “Company”) Prospectus Supplement dated August 9, 2021 to the Short Form Base Shelf Prospectus dated May 27, 2021 (the “Supplement”) Consent to use of firm’s name and opinion Dear Sirs/Mesdames: We refer you to the Supplement relating to the offering of subordinate voting shares of the Company. We consent to being named on the cover page of the Supplement and under the heading “Legal Matters” in the Supplement, and consent to the use of our legal opinions set out under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Supplement, which opinions are provided as of the date of the Supplement. We have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Supplement that are (i) derived from our legal opinions provided in the Supplement, or (ii) within our knowledge as a result of the services performed by us in connection with such opinions. Yours truly, (Signed) Stikeman Elliott LLP